UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-53230

CUSIP NUMBER
682738 10 9

(Check One):     [X] Form 10-K   [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q   [  ] Form 10-D   [  ] Form N-CEN   [  ] Form N-CSR

For Period Ended: December 31, 2025

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

REGENEREX PHARMA, INC.
Full Name of Registrant

Former Name if Applicable

5348 Vegas Drive #177
Address of Principal Executive Office (Street and Number)

Las Vegas, NV, 89108
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Regenerex Pharma Inc. is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense, as additional time is required to complete its financial statements, related disclosures, and audit procedures. This delay is primarily due to an ongoing internal review of certain matters raised by a company executive, as well as the need for continued coordination with the Company’s external auditors and consultation with legal counsel to ensure the accuracy and completeness of the filing. The internal review was initiated by the independent members of the Board of Directors and remains ongoing. The Company’s auditors have advised that they are unable to complete their audit procedures until sufficient progress has been made in connection with this review. The Company is working diligently to complete the internal review and to support its auditors in finalizing the audit. The Company intends to file its Form 10-K as soon as practicable following the completion of these processes. While the Company anticipates that the results of the review may lead to adjustments to previously reported financial information, it is not currently able to reasonably estimate the nature or magnitude of any such adjustments due to the ongoing status of the review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Greg Pilant	877	761-7479
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes [X] No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X]

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REGENEREX PHARMA, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2026	By:	/s/ /s/ Greg Pilant
Greg Pilant
	Title:	Chief Executive Officer

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).